                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                                   GenTek Inc.
                -------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                -------------------------------------------------
                         (Title of Class of Securities)

                                   37245X 10 4
                -------------------------------------------------
                                 (CUSIP Number)

                                Paul M. Montrone
                                 c/o GenTek Inc.
                                  Liberty Lane
                          Hampton, New Hampshire 03842
                                 (603) 929-2264
                -------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 25, 2000
                -------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of 'SS'240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 2 of 12 Pages




(1)      Names of Reporting Persons                             Paul M. Montrone

         S.S. or I.R.S. Identification
         Nos. of Above Persons

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds                                                  PF, OO

--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                     U.S.A.

--------------------------------------------------------------------------------
Number of Shares                 (7) Sole Voting Power                 5,434,407
Beneficially Owned         -----------------------------------------------------
by Each Reporting                (8) Shared Voting Power               5,136,217
Person With                -----------------------------------------------------
                                 (9) Sole Dispositive Power            5,434,407
                           -----------------------------------------------------
                                (10) Shared Dispositive Power          5,136,217
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                               12,638,752

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                 [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                               50.6% (See Item 5(b))
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                             IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 3 of 12 Pages




(1)      Names of Reporting Persons                        PMM GK Investment LLC

         S.S. or I.R.S. Identification                                       N/A
         Nos. of Above Persons

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds                                                      OO

--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                 DE, U.S.A.

--------------------------------------------------------------------------------
Number of Shares                 (7) Sole Voting Power                 2,852,731
Beneficially Owned         -----------------------------------------------------
by Each Reporting                (8) Shared Voting Power                       0
Person With                -----------------------------------------------------
                                 (9) Sole Dispositive Power            2,852,731
                           -----------------------------------------------------
                                (10) Shared Dispositive Power                  0
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                2,852,731

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                 [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                               11.4% (See Item 5(b))
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                             OO

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 4 of 12 Pages



(1)      Names of Reporting Persons                           Sandra G. Montrone

         S.S. or I.R.S. Identification
         Nos. of Above Persons

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds                             Not Applicable (see Item 4)

--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                              [  ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                     U.S.A.

--------------------------------------------------------------------------------
Number of Shares                 (7) Sole Voting Power                    36,000
Beneficially Owned         -----------------------------------------------------
by Each Reporting                (8) Shared Voting Power               7,204,345
Person With                -----------------------------------------------------
                                 (9) Sole Dispositive Power               36,000
                           -----------------------------------------------------
                                (10) Shared Dispositive Power          7,204,345
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                7,240,345

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                 [ ]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                               29.0% (See Item 5(b))
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                             IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 5 of 12 Pages




(1)      Names of Reporting Persons                              Paul M. Meister

         S.S. or I.R.S. Identification
         Nos. of Above Persons

--------------------------------------------------------------------------------
(2)      Check the Appropriate Box                                       (a) [ ]
         if a Member of a Group                                          (b) [ ]

--------------------------------------------------------------------------------
(3)      SEC Use Only

--------------------------------------------------------------------------------
(4)      Source of Funds                             Not Applicable (see Item 4)
--------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)                                               [ ]

--------------------------------------------------------------------------------
(6)      Citizenship or Place of
         Organization                                                     U.S.A.

--------------------------------------------------------------------------------
Number of Shares                 (7) Sole Voting Power                    10,000
Beneficially Owned         -----------------------------------------------------
by Each Reporting                (8) Shared Voting Power               2,068,128
Person With                -----------------------------------------------------
                                 (9) Sole Dispositive Power               10,000
                           -----------------------------------------------------
                                (10) Shared Dispositive Power          2,068,128
--------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   10,000

--------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount
         in Row (11) Excludes Certain Shares                                 [X]
--------------------------------------------------------------------------------
(13)     Percent of Class Represented
         by Amount in Row 11                                   * (See Item 5(b))
--------------------------------------------------------------------------------
(14)     Type of Reporting Person                                             IN

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 6 of 12 Pages



ITEM 1.    SECURITY AND ISSUER

         The Issuer is GenTek Inc., a Delaware corporation (the "Issuer"). The address of Issuer's principal executive offices is Liberty Lane, Hampton, New Hampshire 03842.

         This report covers the Issuer's Common Stock, par value $.01 per share (the "Common Stock").

         The Issuer has also issued Class B Common Stock par value $.01 per share (the "Class B Common Stock"). Each share of Class B Common Stock is convertible at the option of holder into one share of Common Stock and is automatically converted into one share of Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's Certificate of Incorporation. Based upon this conversion feature of Class B Common Stock, the Reporting Persons are, pursuant to Rule 13d-3(d) (1) (i) (B) of the Act, deemed for purposes of this filing to be the beneficial owners of such shares of Common Stock as would be issued upon conversion. The Common Stock and Class B Common Stock are substantially identical, except for disparity in voting power, limitations on transfers of Class B Common Stock and the conversion feature of the Class B Common Stock. The holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

ITEM 2.

(a) The names of the Reporting Persons are (i) Paul M. Montrone, an individual, (ii) PMM GK Investment LLC, a Delaware limited liability company, (iii) Sandra G. Montrone, and (iv) Paul M. Meister.

(b)   The business address of Paul M. Montrone, Sandra G. Montrone and Paul
      M. Meister is c/o GenTek Inc., Liberty Lane, Hampton, New Hampshire 03842. The principal place of business of PMM GK Investment LLC is c/o Wilmington Trust Company, 1100 N. Market Street, Wilmington, Delaware 19890.

(c) Paul M. Montrone is the Chairman of the Board and Chief Executive Officer of Fisher Scientific International Inc., and Chairman of the Board of the Issuer and The General Chemical Group Inc. PMM GK Investment LLC is wholly owned and controlled by Paul M. Montrone; he is the sole member and manager of PMM GK Investment LLC. Sandra G. Montrone is the wife of Paul M. Montrone. Paul M. Meister is the Vice Chairman of the Board and the Executive Vice President

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 7 of 12 Pages



      and Chief Financial Officer of Fisher Scientific International Inc.
      Paul M. Meister is also the Vice Chairman of the Board of the Issuer and the General Chemical Group Inc.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On February 25, 2000, PMM GK Investment LLC purchased 2,061,046 shares of the Common Stock and 791,685 shares of the Class B Common Stock of the Issuer by subscribing to such shares in a rights offering by the Issuer (the "Rights Offering"). In the Rights Offering, the Issuer granted to holders of its Common Stock and Class B Common Stock, at no cost, 0.20 rights for each share of Common Stock and Class B Common Stock they owned as of the close of business on January 24, 2000. Each whole right entitled the holder to purchase one share of Common Stock or Class B Common Stock, as applicable, for a subscription price of $9.43 per share. In addition, pursuant to the terms of the Rights Offering, holders who exercised their rights in full also had the opportunity to subscribe for additional shares that were not purchased by other eligible rights holders (the "over-subscription privilege").

         PMM GK Investment LLC purchased shares in the Rights Offering by exercising subscription rights issued in respect of the shares of Common Stock and Class B Common Stock owned by Paul M. Montrone and the Montrone family trusts. (See Item 5(a) for more information regarding the Montrone family trusts.) As holders of a total of 5,823,000 shares of Common Stock and 3,958,421 shares of Class B Common Stock, Mr. Montrone and the Montrone family trusts received rights to subscribe for 1,164,604 shares of Common Stock and 791,685 shares of Class B Common Stock. Upon such receipt, 1,951,689 of these rights were transferred to PMM GK Investment LLC, which exercised all such subscription rights. In addition, PMM GK Investment LLC purchased an additional 901,042 shares of Common Stock through the exercise of its over- subscription privilege.

         PMM GK Investment LLC purchased these shares for a total subscription price of $26,901,253. PMM GK Investment LLC funded this purchase with $2 million provided to it by Paul M. Montrone and with the proceeds of the issuance of $25 million of debt securities. See Item 6 for additional information.

         Sandra G. Montrone purchased 6,000 shares of Common Stock in the Rights Offering with personal funds.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                         Page 8 of 12 Pages




         This Item 3 is not applicable with respect to Paul M. Meister.

ITEM 4.    PURPOSE OF TRANSACTION.

         Paul M. Montrone, the Chairman of the Board of the Issuer, and the Montrone family trusts, owned approximately 47.1% of the outstanding shares of the Issuer prior to the Rights Offering, which shares represented 80.1% of the aggregate voting power of the Issuer. PMM GK Investment LLC purchased 2,061,046 shares of Common Stock and 791,685 shares of Class B Common Stock through the exercise of subscription rights granted to Paul M. Montrone and the Montrone family trusts in the Rights Offering. PMM GK Investment LLC acquired these shares because Paul M. Montrone considered such purchases at the subscription price of $9.43 per share to represent a beneficial investment opportunity. Sandra G. Montrone purchased 6,000 shares of Common Stock in the Rights Offering for the same reason that PMM GK Investment LLC purchased shares of the Issuer in the Rights Offering. Paul M. Meister has not purchased any shares of the Issuer in the Rights Offering or otherwise.

         As described in Item 5(a), Sandra G. Montrone is the trustee of certain Montrone family trusts and Paul M. Meister is a trustee of one such trust. Due to the recent formation of a Montrone family trust and a Montrone family limited partnership, the allocation of certain shares of the Issuer by Paul M. Montrone to the Montrone family trusts, and a re-allocation of shares of the Issuer among the Montrone family trusts, the number of shares of the Issuer owned by such trusts has changed since the filing of the Schedule 13D (file no. 005-56261) by the Reporting Persons (other than PMM GK Investment LLC) on May 10, 1999.

         None of the Reporting Persons, in its capacity as shareholder of the Issuer, has any plan or proposal with respect to the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

(a) Paul M. Montrone beneficially owns 7,888,646 shares of Common Stock and 4,750,106 shares of Class B Common Stock. PPM GK Investment LLC beneficially owns 2,061,046 shares of Common Stock and 791,685 shares of Class B Common Stock. Sandra G. Montrone beneficially owns 4,939,422 shares of Common Stock and 2,300,923 shares of Class B Common Stock. Paul M. Meister is a co-trustee of the 1996 GRAT (as defined below), which beneficially owns

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                        Page 9 of 12 Pages




      1,214,881 shares of Common Stock and 853,247 shares of Class B Common Stock. By virtue of his position as a co-trustee of the 1996 GRAT, Mr. Meister may be deemed a beneficial owner of such shares; Mr. Meister, however, disclaims beneficial ownership of such shares. In addition, Mr. Meister owns 10,000 shares of Common Stock.

      Such shares are owned as follows: (i) 920,578 shares of Common Stock are held directly by Paul M. Montrone; (ii) 1,657,498 shares of Class B Common Stock are held directly by Paul M. Montrone; (iii) 36,000 shares of Common Stock are held directly by Sandra G. Montrone; (iv) 3,600 shares of Common Stock are held by a trust (the "Trust") of which Paul
      M. Montrone is the sole trustee and a beneficiary; (v) 1,214,881 shares of Common Stock and 853,247 shares of Class B Common Stock are held by a grantor retained annuity trust formed in 1996 (the "1996 GRAT"), of which Paul M. Montrone is the settlor and annuity beneficiary and Sandra G. Montrone and Paul M. Meister are co-trustees with shared investment and voting discretion; (vi) 12,969 shares of Common Stock and 1,099,661 shares of Class B Common Stock are held by a grantor retained annuity trust formed in December 1998 (the "1998 GRAT"), of which Paul M. Montrone is the settlor and annuity beneficiary, and Sandra G. Montrone and Paul M. Montrone are co-trustees with shared investment and voting discretion, (vii) 1,188,717 shares of Common Stock and 834,870 shares of Class B Common Stock are held by a grantor retained annuity trust formed in March 1999 (the "1999 GRAT"), of which Paul M. Montrone is the settlor and annuity beneficiary and Sandra G. Montrone and Paul M. Montrone are co-trustees with shared investment and voting discretion; (viii) 1,400,163 shares of Common Stock and 599,837 shares of Class B Common Stock are held by Sewall Associates Family, L.P., a Delaware limited partnership of which Sandra G. Montrone and Paul M. Montrone are the sole general partners with shared investment and voting discretion and Paul M. Montrone and a grantor retained annuity trust formed in January 2000 (of which Paul M. Montrone is the settlor and annuity beneficiary and Sandra G. Montrone and Paul M. Montrone are co-trustees with shared investment and voting discretion) are the limited partners; (ix) 2,061,046 shares of Common Stock and 791,685 shares of Class B Common Stock are held by PMM GK Investment LLC; (x) 10,000 shares of Common Stock are held by Paul M. Meister; and (xi) 15,000 Restricted Units (which may be exchanged for shares of Common Stock on a one-for-one basis) are held directly by Paul M. Meister. An additional 120,000 shares of Common Stock are held by a charitable foundation, of which Paul M. Montrone is a director. By virtue of his position with the foundation, Paul M. Montrone may be deemed to be beneficial owner of the shares of Common Stock held by the

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                        Page 10 of 12 Pages




      foundation. Paul M. Montrone disclaims any beneficial ownership in the 120,000 shares of Common Stock held by the foundation.

(b) Paul M. Montrone has sole voting and dispositive power with respect to the shares of Common Stock and Class B Common Stock held directly by him, the shares of Common Stock held by the Trust, and the shares of Common Stock and Class B Common Stock held by PMM GK Investment LLC.

      Paul M. Montrone and Mrs. Montrone share voting and dispositive power with one another, as co-trustee or general partners, with respect to the shares held by the 1998 GRAT, the 1999 GRAT and Sewall Associates Family, L.P. Sandra G. Montrone and Paul M. Meister share voting and dispositive power with one another, as co-trustees, with respect to the shares held by the 1996 Trust.

      PMM GK Investment LLC has sole voting and dispositive power with respect to the shares of Common Stock and Class B Common Stock held by it. Sandra G. Montrone has sole voting and dispositive power with respect to the shares of Common Stock held directly by her. Paul M. Meister has sole voting and dispositive power with respect to the shares of Common Stock held directly by him.

      Each share of Common Stock entitles the holder to one vote and each share of Class B Common Stock entitles the holder to ten votes at each annual or special meeting of stockholders, in the case of any written consent of stockholders, and for all other purposes, including the election of directors of the Issuer. The Common Stock and Class B Common Stock are substantially identical except for the disparity in voting power, and the holders of Common Stock and Class B Common Stock vote as a single class on all matters submitted to a vote of stockholders except as otherwise provided by law.

      Assuming no conversion of any of the outstanding shares of Class B Common Stock, the shares of stock and for which Paul M. Montrone has or shares voting power constitutes 81.8% of the aggregate voting power of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the shares of stock for which PMM GK Investment LLC has sole voting power constitutes 14.7% of the aggregate voting power of the Issuer.

                                                      SCHEDULE 13D

CUSIP  37245X 10 4                                           Page 11 of 12 Pages




(c) There were no transactions, other than the purchase of Common Stock and Class B Common Stock described herein, in the class of securities reported on that were effected during the past sixty days by the Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 3, a portion of the subscription price for the shares of the Issuer purchased by PMM GK Investment LLC in the Rights Offering was financed through its issuance of $25 million aggregate principal amount of debt securities to Paul M. Meister and Toufic M. Aboukhater (the "Notes"). The Notes issued by PMM GK Investment LLC mature on January 31, 2005, may be prepaid at any time at the option of PMM GK Investment LLC, and pay interest at the rate of 2% per annum. The repayment amount of the Notes will be based on the return to PMM GK Investment LLC of its investment in the Common Stock of Issuer and, as a result, may be greater than the principal amount of the Notes. The Notes are not secured by the Common Stock or Class B Common Stock held by, or any other assets of, PMM GK Investment LLC.

         Pursuant to a registration rights agreement with the Issuer, Paul M. Montrone and his affiliates (including the GRATs referred to in item 5) may request, at any time until April 1, 2004, the registration of their shares of Common Stock (including shares of Common Stock received upon conversion of any Class B Common Stock) for sale under the Securities Act of 1933. The Issuer will be required to accept up to three requests for registration and, in addition, to include the shares of Paul M. Montrone and his affiliates (including the GRATs referred to in item 5 and PPM GK Investment LLC) in a proposed registration of shares of Common Stock under the Securities Act of 1933 in connection with the sale of shares of Common Stock by the Issuer or any other stockholder of the Issuer. The Issuer will be responsible to pay the expenses of the registration of shares of Mr. Montrone and his affiliates (including the GRATs referred to in item 5 and PPM GK Investment LLC) other than brokerage and underwriting commissions and taxes relating to the sale of the shares.

ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

Exhibit 1.        Joint Filing Agreement, dated March 9, 2000, among the
                  Reporting Persons.

Exhibit 2.        Amended and Restated Limited Liability Company Agreement of
                  PMM GK Investment LLC, dated as of December 20, 1999, entered into by Paul M. Montrone, as sole member.

                                  SCHEDULE 13D

CUSIP No. 37245X 10 4                                        Page 12 of 12 Pages




Exhibit 3.        Promissory Note Due 2005 of PMM GK Investment LLC.

Exhibit 4. Registration Rights Agreement, dated as of April 14, 1999, between Paul M. Montrone and The General Chemical Group Inc., as assumed by the Issuer with respect to Common Stock.
                  Incorporated by reference to Exhibit 10.09 of the Amendment
                  No. 2 to Registration Statement on Form 10 of GenTek Inc.
                  (File No. 000-14789).

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2000

                                      /s/ Paul M. Montrone
                                     --------------------------------------
                                     Paul M. Montrone

                                     PMM GK INVESTMENT LLC


                                      /s/ Paul M. Montrone
                                     --------------------------------------
                                     By:  Paul M. Montrone, as Manager

                                      /s/ Sandra G. Montrone
                                     --------------------------------------
                                     Sandra G. Montrone

                                      /s/ Paul M. Meister
                                     --------------------------------------
                                     Paul M. Meister

                                INDEX OF EXHIBITS

1.     Joint Filing Agreement, dated March 9, 2000, among the Reporting Persons.

2. Amended and Restated Limited Liability Company Agreement of PMM GK Investment LLC, dated as of December 20, 1999, entered into by Paul M. Montrone, as sole member.

3.     Promissory Note Due 2005 of PMM GK Investment LLC.

4.     Registration Rights Agreement, dated as of April 14, 1999, between Paul
       M. Montrone and The General Chemical Group Inc., as assumed by the Issuer with respect to Common Stock. Incorporated by reference to
       Exhibit 10.09 of the Amendment No. 2 to Registration Statement on Form 10 of GenTek Inc. (file no. 000-14789).


                       STATEMENT OF DIFFERENCES

The section symbol shall be expressed as...................................'SS'